

December 19, 2013

Via E-mail
Angel Reglero
Senior Executive Vice President
and Chief Financial Officer
BBVA Compass Bancshares, Inc.
2200 Post Oak Blvd.
Houston, TX 77056

> **Re: BBVA Compass Bancshares, Inc.**
> **Form 10-12(G)**
> **Filed November 22, 2013**
> **File No. 000-55106**

Dear Mr. Reglero:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12(G)

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business

2. Please revise to provide summary disclosure of the economic health of your market area. Provide more detailed information as to the unemployment rate, changes in home prices,

foreclosures or other similar indicators you feel are important to understanding your market. We note your disclosure in the first risk factor on page 26 regarding the effect of deteriorating economic conditions, particularly unemployment levels and home prices, on the company's business.

Item 1A. Risk Factors

3.   We note in your introductory paragraph the statements that there may be "other risks" or "new risks" to investing in the company apart from those discussed in this section. Please revise to delete this language. Discussing the possibility of risks that are currently unknown is unnecessarily confusing.

Item 2. Financial Information

Nine Months Ended September 30, 2013 and 2012

4.   Please discuss the business reasons for the changes in net interest income, the allocated provision for loan losses, noninterest income, noninterest expense and net income between periods for each of the segments in Note 12. Please also disclose the types of expenses included in the corporate, support and other segment for each period presented and disclose why these amounts were not allocated to the other reportable segments. Refer to Item 303(a)(3) of Regulation S-K.

Net Interest Income and Net Interest Margin, page 44

5.   Please revise to also include a discussion of interest income recognized for the periods presented which reconciles with the amounts reported in the statement of operations.

6.   Please revise to also include a discussion which addresses the net interest margin recognized on the covered and non-covered loans for the periods presented.

7.   Please revise to breakout the "Loans" line item to the Consolidated Average Balance and Yield/Rate Analysis table to include both non-covered and Covered Loans. The Volume and Yield/Rate Variances table should be revised as well.

Noninterest income, page 46

8.   We note the significant decrease in service charges recognized during the interim period of 2013. Please revise to address as to whether the company expects this trend to continue.

9.   For each period presented please revise to provide a discussion of the company's mortgage banking activities which includes a discussion of loan origination and sales activity as well as the fees recognized, gains on sale and the changes in fair value

attributable to the loans held for sale, interest rate lock commitments and forward sale contracts.

10.   Please provide us with the breakdown of the "other income" line item for each of the periods presented. Tell us whether there are items of other income, which exceed one percent of the aggregate of total interest income and other income, as addressed in Rule 9-04.13 of Regulation S-X.

Noninterest expense, page 47

11.   Please provide us with the breakdown of the "other expense" line item for each of the periods presented. Tell us the nature and amount of the credit related costs included within this line item. In addition, address whether there are items of other expense, which exceed one percent of the aggregate of total interest income and other income, as addressed in Rule 9-04.14 of Regulation S-X.

Asset Quality, page 49

12.   Please revise the disclosures relating to Table 7 to indicate the credit rating categories which are utilized in determining the potential problem loans identified. In addition, please confirm that no consumer loans have been identified as potential problem loans.

13.   Please revise Table 8 to also disclose each of the ratios as presented to include covered loans and covered assets.

14.   Please revise Table 8 to disclose the amounts of TDRs past due 90 days which are on both accrual and nonaccrual status.

15.   Please revise Table 8 to include disclosure addressing the nonaccrual loans and loan types sold during the periods presented. You should also include a narrative discussion addressing the sales as well as the gains or losses recognized.

16.   Please revise to provide a rollforward of TDR activity for the periods presented. In addition, tell us your policy for removing loans from TDR classification in periods subsequent to this initial classification. .

17.   Please revise Table 9 to include a rollforward of nonaccrual loans for the nine month period ended September 30, 2012.

18.   Please revise to include an OREO rollforward for the periods presented.

Borrowed Funds, page 63

19.   Please revise to provide a table for the interim periods presented similar to the table provide for the fiscal periods on page 92.

Years Ended December 31, 2012, 2011 and 2010

20.   The accounting comments to revise and expand disclosures within the MD&A interim period should also be addressed within the MD&A of all fiscal periods presented.

Asset Quality, page 80

21.   Please consider revising Table 34 to include information for each of the income statement periods presented in order to give the reader a better understanding of the trends being experienced within the loan portfolio as it relates to nonaccrual loans and the improving credit quality performance on the lending portfolio.

Item 13. Financial Statements and Supplementary Data

Unaudited Condensed Consolidated Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements

Note (1) Basis of Presentation

Correction of Accounting Error, page 110

22.   In regard to the correction of an accounting error recorded in conjunction with the determination of the allowance for loan losses, please provide us with your materiality analysis. In addition, please provide us with sufficient detailed information addressing the adjustment that was recorded.

Note (3) Investment Securities Available for Sale and Investment Securities Held to Maturity, page 112

23.   We note the disclosure that the investments held within the states and political subdivision caption of investment securities held to maturity relates to private placement transactions underwritten as loans by the Company but that meet the definition of a security within ASC Topic 320. Please explain to us the nature of these loans which are required to be accounted for as investments. Further, explain to us how fair value is determined and provide us with your impairment analysis as of December 31, 2012 and September 30, 2013. Please also tell us whether your banking regulators consider these assets to be loans or investments.

Note (4) Loans and Allowance for Loan Losses, page 116

24.   Please revise to provide a rollforward of the unpaid principal balance to the carrying value of the purchased impaired and non-impaired loans for each of the interim and fiscal periods presented.

25.   Please revise to provide a rollforward of the FDIC indemnification asset for each of the interim and fiscal periods presented.

26.   We note the disclosure that prior to 2013, residential loan deficiencies were charged-off at foreclosure and that during the nine months ended September 30, 2013, charge-offs on residential loans are now recognized in the month the loan becomes 180 days past due. Please tell us how this change in policy would have impacted prior periods and address the reasons for the change.

27.   We note the allowance attributable to individually impaired loans increased from $72.8 million at December 31, 2012 to $108.1 million at September 30, 2013. We also note the disclosure that the reason for the increase was primarily related to the reserve for the collateral shortfall on non-reaffirmed loans discharged in bankruptcy recorded during the nine months ended September 30, 2013. Please provide us with additional detailed information so that we have a better understanding of the types of loans involved as well the reasons for the increase and the timing of the recording of reserves in these types of situations. Please also address the reasons for not charging any determined uncollectible amounts against the allowance for loan losses as opposed to maintaining a specific allowance. Please address how the company accounted for these types of loans previously.

Note (8) Commitments, Contingencies and Guarantees

Loss Sharing Agreements, page 136

28.   Please revise to disclose the amount of the liability recorded at the end of each interim and fiscal period presented related to clawback provisions included in the purchase and assumptions agreements in connection with your FDIC assisted transaction.

Notes to Consolidated Financial Statements
Note (1) Summary of Significant Accounting Policies

Allowance for Loan Losses, page 165

29.   When determining the level of general reserves, please revise to address the timeframes considered when developing the historical loss experience or expected inherent losses. Please also discuss the factors considered or methodologies applied in your determination of the expected losses (i.e probability of default, loss given default, exposure at default,

Angel Reglero
BBVA Compass Bancshares, Inc.
December 19, 2013
Page 6

etc.) as well as any changes which have occurred in your methodologies during the periods presented.

Note (8) Goodwill and Other Acquired Intangible Assets, page 188

30.   Please revise to provide sufficient detailed information relating to the goodwill impairment charges recorded during both fiscal years 2010 and 2011. Please also tell us and quantify the factors that resulted in goodwill impairment charges over four consecutive years from 2008 through 2011, including the specific triggers that caused your goodwill impairments in each of those years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Kirk Pressley